Exhibit 99.1

Harry Winston Diamond Corporation's Fiscal 2012 First Quarter Results to be released Wednesday, June 8, 2011

TORONTO, May 24, 2011 /CNW/ - Harry Winston Diamond Corporation (TSX: HW, NYSE: HWD) (the "Company"), will release its Fiscal 2012 First Quarter results for the period ended April 30, 2011, after market hours on Wednesday, June 8, 2011.

Beginning at 10:00AM (ET) on Thursday, June 9, 2011, the Company will hold its Annual Meeting of Shareholders at the St. Andrew's Club and Conference Center, 150 King Street West, 27th Floor in Toronto, Ontario. Interested parties unable to attend may listen to a webcast of the meeting and a review of the first quarter results on the Company's website at http://investor.harrywinston.com

An online archive of the webcast will be available later that same day by accessing the Company's investor relations web site at http://investor.harrywinston.com

About Harry Winston Diamond Corporation

Harry Winston Diamond Corporation is a diamond enterprise with premium assets in the mining and retailing segments of the diamond industry. Harry Winston supplies rough diamonds to the global market from its 40 percent ownership interest in the Diavik Diamond Mine. The Company's luxury brand segment is a premier diamond jeweler and luxury timepiece retailer with salons in key locations, including New York, Paris, London, Beijing, Tokyo, Hong Kong and Beverly Hills.

The Company focuses on the two most profitable segments of the diamond industry, mining and retailing, in which its expertise creates shareholder value. This unique business model provides key competitive advantages; rough diamond sales and polished diamond purchases provide market intelligence that enhances the Company's overall performance.

For more information, please visit www.harrywinston.com. or for investor information, visit http://investor.harrywinston.com.

%CIK: 0000841071

For further information: Ms. Laura Kiernan, Director, Investor Relations - (212) 315-7934 or lkiernan@harrywinston.com; Ms. Kelley Stamm, Manager, Investor Relations - (416) 205-4380 or kstamm@harrywinston.com

CO: Harry Winston Diamond Corporation

CNW 12:11e 24-MAY-11